

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2019

K.W. Diepholz
Chairman and Chief Executive Officer
DynaResource, Inc.
222 W. Las Colinas Blvd.
Suite 1900 North Tower
Irving, Texas 75039

>**Re: DynaResource, Inc.**
>**Form 10-K for Fiscal Year Ended December 31, 2018**
>**Form 10-K for Fiscal Year Ended December 31, 2017**
>**File No. 000-30371**

Dear Mr. Diepholz:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation